September 28, 2026

Schedule A – Updated Principals

Removed Amela Sapcanin

Added Ulrich Peter Bender

Removed Jasmin Kölbl-Vogt

Added Ann-Katrin Wilczek

Removed Oliver Russmann

Added Peter Kovari

Removed Vera Sabine Huppert

Added Holger Haedrich

Removed Santo Trombetta

Added Nikhil Joshi

Removed Sylvie Renaud-Calmel

Added Cristina Paviglianiti

Removed Jean Young

Added Nicola Kane

Removed Paul Rayson

Added Lee William Smallwood

Removed Silvia Carpitella

Removed Michael Weber